Superior Plus

Heather McMaster
Corporate / Legal Administrator
Direct Telephone: (403) 218-2968
Direct Facsimile: (403) 218-2973
E-mail: hmcmaster@superiorplus.com

February 9, 2009

SEC Mail Processing Section
MAR 02 2009
Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

[redacted]

09045511

Dear Sir or Madam:

Re: Superior Plus (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find the February 2009 Cash Dividend and Upcoming Events press releases.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Corp.

HMcMaster.

Heather McMaster
Corporate / Legal Administrator

PROCESSED
MAR 10 2009
THOMSON REUTERS

/enc.

TSX: SPB
Calgary, February 5, 2009

For Immediate Release

February 2009 Cash Dividend and Upcoming Events

February 2009 Cash Dividend - $0.135 per share

Superior Plus Corp. (the "Corporation" or "Superior Plus") today announced its cash dividend for the month of February 2009 of $0.135 per share payable on March 13, 2009. The record date is February 28, 2009 and the ex-dividend date will be February 25, 2009. The Corporation's annualized cash dividend rate is $1.62 per share. This dividend is an eligible dividend for Canadian income tax purposes.

The final tax components for distributions declared for the year 2008 are as follows:

Record Date	Payment Date	Other Income	Return of Capital	Dividend	Total Distribution
January 31, 2008	February 15, 2008	0.13	–	–	0.13
February 29, 2008	March 14, 2008	0.13	–	–	0.13
March 31, 2008	April 15, 2008	0.135	–	–	0.135
April 30, 2008	May 15, 2008	0.135	–	–	0.135
May 31, 2008	June 13, 2008	0.135	–	–	0.135
June 30, 2008	July 15, 2008	0.135	–	–	0.135
July 31, 2008	August 15, 2008	0.135	–	–	0.135
August 31, 2008	September 15, 2008	0.135	–	–	0.135
September 30, 2008	October 15, 2008	0.135	–	–	0.135
October 31, 2008	November 14, 2008	0.135	–	–	0.135
November 30, 2008	December 15, 2008	0.135	–	–	0.135
December 31, 2008	January 15, 2009	0.135	–	–	0.135
2008 Total		**$1.61**	–	–	**$1.61**

2008 Fourth Quarter and Year-End Results and Conference Call

The Corporation expects to release its 2008 fourth quarter and year-end results on Wednesday, February 18, 2009. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 Fourth Quarter and Year-End Results is scheduled for 3:00 p.m. EST (1:00 p.m. MST) on Wednesday, February 18, 2009. To participate in the call, dial: 1-800-732-9303. An archived recording of the call will be available for replay until midnight, Wednesday, March 18, 2009. To access the recording, dial: 1-877-289-8525 and enter pass code 21295920 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Investors section.

Annual Meeting of Shareholders

The Corporation's Annual Meeting of Shareholders will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on Tuesday, May 5, 2009 at 2:00 p.m. MST.

About the Corporation

Superior Plus is a diversified corporation. The Corporation holds 100% of Superior Plus LP, a limited partnership formed between Superior General Partner Inc., as general partner and the Corporation as limited partner. Superior Plus is focused on stability of dividends with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Corporation's shares and convertible debentures trade on the TSX as follows:

Trading Symbol	Security	Issued and Outstanding
SPB	Shares	88.4 million
SPB.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPB.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Forward Looking Information

Certain information included in this Press Release is forward-looking, within the meaning of applicable Canadian securities laws. Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, assumptions concerning the future payment of dividends and the treatment of shareholders under tax laws. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual results to differ materially from any projections of future results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the inability of Superior to meet the liquidity tests set forth in the Canada Business Corporations Act with respect to the payment of dividends and future changes to applicable tax laws and the other risks identified in the Fund's 2007 Annual Information Form under the heading "Risk Factors", which is available on the SEDAR website (www.sedar.com). Any forward-looking information is made as of the date hereof and, except as required by law, Superior does not undertake any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

END